Filed by CSLM Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Acquisition Corp.

Commission File No.: 001-41219

Date: March 15, 2024

Fusemachines Investment Underscores Our Philosophy

Published by Consilium Investment Management on Mar 15, 2024 1:15:00 PM When you distinguish yourselves from much larger competitors, opportunities surface that help further set you apart.

Consider our affiliate’s recent agreement with Fusemachines, which was announced in late January.

Through our sponsorship of a special purpose acquisition company (SPAC), we’re making a considerable investment in what we believe is a leading-edge company in the artificial intelligence (AI) space that is making a positive impact in multiple Frontier and Emerging Markets.

We believe this transaction will, when it closes, provide Fusemachines with the financial flexibility it needs to fulfill its growth and expansion goals which we hope will bolster investment returns in our strategies by gaining exposure by Fusemachines going public.

Deep Frontier Markets Impact

While Fusemachines is based in New York, it’s a Nepalese story.

The company was founded by Dr. Sameer Maskey PhD, a native of Kathmandu, Nepal, in 2013. Previously, he was an AI researcher at the IBM Watson Research Center. He has authored more than 20 academic papers and is responsible for more than 10 patents or patents pending.

He currently teaches AI as an adjunct associate professor at Columbia University and through Fusemachines, he runs a six-month AI Fellowship program that prepares enrollees for AI career opportunities worldwide. Many of the 800-plus individuals who have completed the program are in Nepal and have since been hired by Fusemachines. The company also has employees in India, Latin America, and North America.

Other individuals who have completed the Fellows program have come from Rwanda, Burkina Faso, the Dominican Republic, and other Latin American countries, as well as the U.S.

The company defines its social mission as Democratizing AI, or making it accessible to everyone while expanding the education and career opportunities for individuals worldwide.

The success of Dr. Maskey and his commitment to elevating the lives of individuals in his homeland and other far-flung countries is commendable and aligns with the principles of our firm. We believe character matters in Emerging Markets and we invest in people as much as we scrutinize financial ratios and performance.

This is exactly the type of company we want to back in our strategies.

Our SPAC Stepped Up

Our tie-up with Fusemachines is through our affiliate, CSLM Acquisition Corp. (NASDAQ: CSLM), a SPAC that was established in early 2022 to identify a private Frontier Market target company to take public through a reverse merger.

More specifically, the focus was on businesses in sectors such as technology, financial services, or media operating with a Frontier growth markets presence.

SPACs surged in popularity between 2019-22, but the approach lost broad appeal as many companies that went public through the SPAC process proved unprepared to operate as public companies and investors lost their investment in post-conversion declines. We believe the situation was the result of sponsors establishing SPAC shell companies with little of their own capital and a reluctance to take any long-term risk.

Conversely, we believe Consilium brings a buy-side mindset as a SPAC sponsor along with the ability to allocate capital in support of the company and the transaction.

An Innovative Approach to Generating Returns

Stay tuned for more updates. Meanwhile, our commitment to seek out innovative and creative ways to identify and invest in unique opportunities across the FEM universe and deliver solid risk-adjusted returns for our investors continues!

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